Reg Technologies Inc.

(A Development Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

April 30, 2010

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

ACAL GROUP

F: 604.688.8479

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant

AUDITORS’ REPORT

To:

the Shareholders of

Reg Technologies Inc.

We  have  audited  the  consolidated  balance  sheet  of  Reg  Technologies  Inc.  (the  “Company”)  as  at  April  30,  2010  and  the

consolidated  statements  of  loss,  comprehensive  loss  and  deficit,  cash  flows  and  shareholders’  equity  for  the  year  then  ended.

These consolidated financial statements are the responsibility of the Company’s management.   Our responsibility is to express

an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of

the  Public  Company  Accounting  Oversight  Board  (United  States)  (“PCAOB”).   Those  standards  require  that  we  plan  and

perform   an   audit   to   obtain   reasonable   assurance   whether   the   consolidated   financial   statements   are   free   of   material

misstatement.    An  audit  includes  examining,  on  a  test  basis,  evidence  supporting  the  amounts  and  disclosures  in  the

consolidated  financial  statements.   An  audit also  includes  assessing  the accounting principles  used  and  significant  estimates made by management, as well as evaluating the overall financial statement presentation.

In  our  opinion,  these  consolidated  financial  statements  present  fairly,  in  all  material  respects,  the  financial  position  of  the

Company  as  at  April  30,  2010  and  the  results  of  its  operations  and  cash  flows  for  the  year  then  ended  in  accordance  with

Canadian generally accepted accounting principles.

The consolidated financial statements as at April 30, 2009 and for the years ended April 30, 2009 and 2008 were audited by other  auditors  who  expressed  opinions  without  reservations  on  those  statements  in  their  reports  to  the  shareholders  dated

August 24, 2009 and August 22, 2008.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

August 25, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In    the  United  States,  reporting  standards  for  auditors  require  the  addition  of  an  explanatory  paragraph  (following  the opinion  paragraph)  when  the  financial  statements  are  affected  by  significant  uncertainties  and  contingencies  such  as  those

referred  to  in  note  1  to  these  consolidated  financial  statements.   Although  we  conducted  our  audit  in  accordance  with  both

Canadian  GAAS  and  the  standards  of  the  PCAOB,  our  report  to  the  shareholders  dated  August  25,  2010  is  expressed  in accordance  with  Canadian  reporting  standards  which  do  not  require  a  reference  to  such  matters  when  the  uncertainties  are adequately disclosed in the consolidated financial statements.

“ACAL Group”

Chartered Accountants

Vancouver, British Columbia

August 25, 2010

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

30 April

30 April

2010

2009

$

$

Assets

Current

Cash

364

1,107

GST and interest receivable

9,882

9,010

Prepaid expenses

1,416

1,776

Due from related parties (Note 8)

28,455

19,537

Advances to equity accounted investee (Note 6)

585,859

536,438

625,976

567,868

Equipment (Note 5)

3,346

6,897

629,322

574,765

Liabilities

Current

Bank indebtedness

494

-

Accounts payable and accrued liabilities

57,861

78,402

Due to related parties (Note 8)

146,741

-

Income taxes payable (Note 11)

10,317

32,379

Share subscription payable (Note 10)

58,877

-

Financial instrument liability (Note 10)

135,816

167,000

410,106

277,781

Shareholders’ equity

Share Capital (Note 4)

12,082,039

11,800,964

Warrants (Note 4)

245,518

167,540

Contributed Surplus

2,133,649

2,115,568

Deficit

(14,241,990)

(13,787,088)

219,216

296,984

629,322

574,765

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 14)

On behalf of the Board:

  “John Robertson”

Director

   “Jennifer Lorette"

Director

John Robertson

Jennifer Lorette

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

For the year

For the year

For the year

ended April 30,

ended April 30,

ended April 30,

2010

2009

2008

$

$

$

Restated

(Note 12)

Expenses

Amortization

3,551

4,042

3,869

Shareholder communication

82,026

140,157

357,949

Consulting fees

16,542

28,094

76,292

Foreign exchange loss (gain)

81,608

(59,268)

27,313

Management and directors’ fees (Note 8)

54,700

50,050

53,500

Mineral property maintenance costs

8,060

8,060

8,200

Office expenses

33,719

55,950

74,914

Professional fees (Note 8)

105,851

145,407

231,973

Research and development

227,402

185,955

276,614

Rent and utilities (Note 8)

10,182

39,972

36,122

Stock-based compensation (Note 4)

1,348

90,736

247,059

Transfer agent and filing fees

26,925

42,541

56,776

Travel and promotion

15,211

29,616

118,663

Wages and benefits

22,541

24,313

194,723

Loss before other items and income taxes

(689,666)

(785,625)

(1,763,967)

Other income (expense)

Gain on sale of investee’s shares (Note 6)

142,815

347,099

261,351

Gain on issue by investee of its own shares (Note 7)

-

-

228,934

Net gain on expiration and modification of financial

6,971

-

-

instrument liability

Interest income

-

-

1,276

Non-controlling interest

-

-

761,463

Unrealized gain (loss) on financial instrument liability

62,916

14,815

(25,386)

Loss before income taxes

(476,964)

(423,711)

(536,329)

Income tax recovery (expense) – current (Note 11)

22,062

(32,379)

-

Net and comprehensive loss

(454,902)

(456,090)

(536,329)

Loss per share – basic and diluted

(0.02)

(0.02)

(0.02)

Weighted average number of common shares

outstanding – basic and diluted

26,123,280

24,849,721

23,849,000

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the  year

For the  year

For the  year

ended  April 30

ended  April 30

ended April 30

2010

2009

2008

$

$

$

Restated  (Note 12)

Cash flows used in operating activities

Net loss

(454,902)

(456,090)

(536,329)

Adjustments to reconcile loss to net cash used by operating

activities:

Amortization

3,551

4,042

3,869

Gain on sale of investee’s shares

(142,815)

(347,099)

(261,351)

Gain on issue by investee of its own shares

-

-

(228,934)

Non-controlling interest

-

-

(761,463)

Shares issued for services

-

-

36,722

Net gain on expiration and modification of financial

instrument liability

(6,971)

-

-

Stock-based compensation

1,348

90,736

247,059

Unrealized (gain) loss on financial instrument liability

(62,916)

(14,815)

25,386

Changes in non-cash working capital items:

Bank indebtedness

494

-

-

GST and interest receivable

(872)

(1,990)

4,309

Prepaid expenses

360

3,240

25,325

Due from related parties

(8,918)

(3,046)

-

Accounts payable and accrued liabilities

(20,541)

33,813

96,588

Due to related parties

146,741

-

-

Income taxes payable

(22,062)

32,379

-

(567,503)

(658,830)

(1,348,819)

Cash flows provided by investing activities

(Advances to) repayments from equity accounted investee

(49,421)

(424,126)

166,215

Proceeds on sale of investee’s shares and warrants

240,395

472,730

261,820

Net cash from deemed disposition of subsidiary

-

-

(7,748)

Purchase of equipment

-

(740)

(1,338)

190,974

47,864

418,949

Cash flows provided by financing activities

Proceeds from share issuances, net of issuance costs

375,786

611,815

651,140

375,786

611,815

651,140

Effect of exchange rate on cash

-

-

(15,475)

Increase (decrease) in cash

(743)

849

(294,205)

Cash, beginning

1,107

258

294,463

Cash, ending

364

1,107

258

Supplemental Disclosures

Interest paid

-

-

-

Income taxes paid

-

-

-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

Other

Total

Common

Common

Contributed

Warrants

Comprehensive

Shareholders’

Shares

Shares

Surplus

Income (Loss)

Deficit

Equity

#

$

$

$

$

$

$

Balance – April 30, 2007

23,942,759

11,356,689

849,839

–

639,758      (12,794,669)

51,617

Stock-based compensation

–

–

247,059

–

–

–

247,059

Deconsolidation adjustment

–

–

(886,589)

–

(648,763)

–

(1,535,352)

Deconsolidation of

–

–

1,808,851

–

–

–

1,808,851

subsidiary

Foreign currency translation

–

–

5,672

–

9,005

–

14,677

adjustment

Net loss (Restated – Note

12)

–

–

–

–

–

(536,329)

(536,329)

Balance – April 30, 2008

(Restated – Note 12)

23,942,759

11,356,689

2,024,832

–

–      (13,330,998)

50,523

Shares issued for cash

1,771,168

444,275

–

167,540

–

–

611,815

Stock-based compensation

–

–

90,736

–

–

–

90,736

Net loss

–

–

–

–

–

(456,090)

(456,090)

Balance – April 30, 2009

25,713,927

11,800,964

2,115,568

167,540

–      (13,787,088)

296,984

Shares issued for cash

2,655,929

281,075

–

94,711

–

–

375,786

Stock-based compensation

–

–

1,348

–

–

–

1,348

Expiration of warrants

–

–

16,733

(16,733)

–

–

–

Net loss

–

–

–

–

–

(454,902)

(454,902)

Balance – April 30, 2010

28,369,856

12,082,039

2,133,649

245,518

–      (14,241,990)

219,216

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended 30 April 2010 and 2009

1.

Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of  developing  and  commercially  exploiting  an  improved  axial  vane  type  rotary  engine  known  as  the

Rand   CamTM/Direct   Charge   Engine   and   other   RandCamTM   /   RadMax®   applications,   such   as

compressors  and  pumps  (the  “Technology”).   The  worldwide  marketing  and  intellectual  rights,  other than in the U.S., are held by  the Company, which as at April 30, 2010 owns 3.8 million shares of REGI

U.S, Inc. (“REGI”) (a U.S. public company) representing a 13% interest in REGI.   REGI owns the U.S,

marketing  and  intellectual  rights.    The  Company  and  REGI  have  a  project  cost  sharing  agreement whereby these companies each fund 50% of the development of the Technology.

In  a  development  stage  company,  management  devotes  most  of  its  activities  to  establishing  a  new

business.    Planned  principal  activities  have  not  yet  produced  any  revenues  and  the  Company  has

incurred  recurring  operating  losses  as  is  normal  in  development  stage  companies.   The  Company  has

accumulated  losses  of  $14,241,990  since  inception.    These  factors  raise  substantial  doubt  about  the

Company’s  ability  to  continue  as  a  going-concern.   The  ability  of  the  Company  to  emerge  from  the

development   stage   with   respect   to   its   planned   principal   business   activity   is   dependent   upon   its

successful  efforts  to  raise  additional  equity  financing,  receive  funding  from  affiliates  and  controlling shareholders, and develop a market for its products.

Management  is  aware  that  material  uncertainties  exist,  related  to  current  economic  conditions,  which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim  support  from  affiliated  companies  and  plans  to  raise  additional  capital  through  debt  and/or

equity  financings.   There  continues to be insufficient  funds to provide adequate  working capital to fund

ongoing  operations  for  the  next  twelve  months.   The  Company  may  also  raise  additional  funds  though

the exercise of warrants and stock options.

There  is  no  certainty  that  the  Company’s  efforts  to  raise  additional  capital  will  be  successful.  These financial  statements  do  not  include  any  adjustments  relating  to  the  recoverability  and  classification  of recorded  asset  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the  Company  be unable to continue in normal operations.

2.

Significant Accounting Policies

a)    Basis of accounting and principles of consolidation

These consolidated financial statements are prepared using Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These  financial  statements  include  the  accounts  of  the  Company  and  its  51%  owned  subsidiary,

Rand  Energy  Group  Inc.  (“Rand”),  which  owns  a  2.8%  (2009  –  4%)  interest  in  REGI.  The

Company  also  owns  a  10.6%  (2009  -  12%)  interest  in  REGI.  Prior  to  April  30,  2008,  REGI  was

considered   a   controlled   subsidiary   for   consolidation   purposes   by   way   of   control   through   an

annually  renewable  voting  trusts  agreement,  with  other  affiliated  companies.  This  trusts  agreement gave the Company 50% control of the voting shares of REGI. The agreement could be cancelled by

the   President   of   the   51%   owned   subsidiary   with   seven   days’   written   notice   to   the   affiliated

companies.  Effective  April  30,  2008,  the  voting  trusts  agreement  was  cancelled  (Note  6)  and consequently the investment in REGI has been accounted for as an equity investment.

(5)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

2.

Significant Accounting Policies (Cont’d)

a)    Basis of accounting and principles of consolidation (Cont’d)

All inter-company accounts and transactions have been eliminated on consolidation.

b)    Investments

Investments  in  which  the  Company  has  the  ability  to  exert  significant  influence  but  does  not  have control  are  accounted  for  using  the  equity  method  whereby  the  original  cost  of  the  investment  is adjusted annually for the Company's share of earnings, losses and dividends during the current year.

When  the  Company’s  carrying  value  in  an  equity  method  investee  company  is  reduced  to  zero,  no further losses  are recorded  in the Company’s consolidated financial  statements unless the Company guaranteed  obligations  of  the  investee  company  or  has  committed  additional  funding.  When  the investee  company  subsequently  reports  income,  the  Company  will  not  record  its  share  of  such income until it equals the amount of its share of losses not previously recognized.

c)    Comparative numbers

The  2009  and  2008  comparative  numbers  have  been  reclassified,  where  applicable,  in  order  to conform with the presentation used in the current year.

d)    Use of estimates

The  preparation  of  financial  statements  in  conformity  with  Canadian  generally  accepted  accounting principles requires management to make estimates and assumptions that affect the reported amounts of  assets  and  liabilities  and  disclosure  of  contingent  assets  and  liabilities  at  the  date  of  the  financial

statements,   and   the   reported   amounts   of   revenues   and   expenses   during   the   reporting   period.

Significant   areas   requiring   the   use   of   management   estimates   relate   to   the   useful   life   and

recoverability of long-lived assets, assumptions used  in the determination of the fair value of stock-

based  compensation,  assumptions  used  in  determining  the  fair  value  of  financial  instruments  and future  income  tax  asset  valuation  allowances.  Actual  results  could  differ  from  those  estimates.  The

Company  bases  its  estimates  and  assumptions  on  current  facts,  historical  experience  and  various other factors that it believes to be reasonable under the circumstances, the results of which form the basis  for  making  judgments  about  the  carrying  values  of  assets  and  liabilities,  and  the  accrual  of costs  and  expenses  that  are  not  readily  apparent  from  other  sources.  The  actual  results  experienced by  the  Company  may  differ  materially  and  adversely  from  the  Company’s  estimates.  To  the  extent

there   are   material   differences   between   the   estimates   and   the   actual   results,   future   results   of

operations and future cash flows would be affected.

e)    Equipment

Equipment  consists  of  office  furniture  and  equipment,  and  computer  hardware  recorded  at  cost  and amortized on a straight-line basis over a five-year and three-year period, respectively.

(6)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

2.

Significant Accounting Policies (Cont’d)

f)    Research and development costs

The  Company  carries  on  various  research  and  development  activities  to  develop  its  technology.

Research  costs  are  expensed  in  the  periods  in  which  they  are  incurred.    Development  costs  that

meet  all  of  the  criteria  to  be  recognized  as  an  intangible  asset,  including  reasonable  expectation

regarding  future  benefits,  are  capitalized  and  are  amortized  over  their  expected  useful  lives.    To

date the Company has not capitalized any development costs.

g)    Mineral property interests

The Company  initially  records the acquisition of resource property interests, including option payments under  purchase  agreements  at  cost  which  does  not  necessarily  reflect  market  or  recoverable  value.

Recoverable  value  is  dependent  upon  the  successful  funding  and  development  or  sale  of  the  mineral

interests  and  is  subject  to  measurement  uncertainty.    Exploration  and  development  expenditures  are

deferred   and   capitalized   to   a   property   until   the   project   is   put   into   commercial   production,   sold,

abandoned,  or  when  changes  in  events  or  circumstances  indicate  that  the  carrying  value  may  be impaired.  Where  a  resource  property  interest  is  abandoned,  the  accumulated  acquisition  and  deferred costs relating to that property are written off to operations.

At April 30, 2010 and 2009, the Company’s mineral property interests had been written down to $nil.

h)    Long-lived assets and impairment

The   carrying   values   of   long-lived   assets   with   fixed   or   determinable   lives   are   reviewed   for

impairment  whenever  events  or  changes  in  circumstances  indicate  recoverable  values  may  be  less

than  carrying  amounts.   Recoverable  value  determinations  are  based  on  management’s  estimates  of undiscounted  and  discounted  future  net cash  flows  expected  to  be  recovered  from  specific  assets  or groups of assets through use or future disposition.  Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on

a   reporting   period   basis   using   fair   value   determinations   based   on   management’s   estimate   of

recoverable value.

i)     Foreign currency translation

(i)

Translation of foreign currency transactions and balances:

Monetary  balance  sheet  items  are  translated  at  the  rate  prevailing  at  the  balance  sheet  date.

Revenues,   expenses   and   non-monetary   balance   sheet   items   in   foreign   currencies   are

translated   into   Canadian   dollar   equivalents   at   the   rate   of   exchange   prevailing   on   the

transaction dates. The resulting exchange gain or loss is included in operations.

(7)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

2.

Significant Accounting Policies (Cont’d)

i)     Foreign currency translation (Cont’d)

(ii)     Translation of foreign subsidiary balances:

Foreign   currency   transactions   are   translated   using   the   current   rate   method.   Assets   and

liabilities   of   non-integrated   foreign   subsidiaries   are   translated   into   Canadian   dollar

equivalents  at  the  rates  of  exchange  on  the  balance  sheet  date.  The  foreign  subsidiary’s operating  results  are  translated  into  Canadian  dollar  equivalents  using  the  average  exchange rate  for  the  year.  Any  resulting  translation  gain  or  loss  is  deferred  and  included  as  a  separate component of shareholders’ equity.

j)     Income taxes

The  Company  follows  the  asset  and  liability  method  of  accounting  for  income  taxes.  Under  this

method   of   tax   allocation,   future   income   tax   assets   and   liabilities   are   determined   based   on

differences  between  the  financial  statement  carrying  values  and  their  respective  income  tax  basis

(temporary  differences).  Future  income  tax  assets  and  liabilities  are  measured  using  the  tax  rates expected  to  be  in  effect  when  temporary  differences  are  likely  to  reverse.  The  effect  on  future income  tax  assets  and  liabilities  of  a  change  in  tax  rates  is  included  in  operations  in  the  period  in which  the  change  is  enacted  or  substantively  enacted.  The  amount  of  future  income  tax  assets recognized is limited to the amount of the benefit that is likely to be realized.

k)    Stock-based compensation

The  Company  has  adopted  the  fair  value  method  of  accounting  for  all  stock-based  compensation.

The fair value of stock options granted is determined using the Black-Scholes option pricing model.

Stock-based   compensation   is   expensed   over   the   period   of   vesting   and   initially   credited   to

contributed  surplus.  Any  consideration  paid  on  the  exercise  of  stock  options  is  credited  to  share

capital.   When   options   are   exercised,   previously   recorded   compensation   is   transferred   from

contributed surplus to share capital to fully reflect the consideration for the shares issued.

l)     Loss per share

Basic   loss   per   share   is   calculated   using   the   weighted   average   number   of   common   shares

outstanding  during  the  year.  The  Company  uses  the  treasury  stock  method  for  calculating  diluted loss per share. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds  that  could  be  obtained  upon  exercise  of  options,  warrants  and  similar  instruments.  It assumes  that  the  proceeds  would  be  used  to  purchase  common  shares  at  the  average  market  price during  the  period.  However,  diluted  loss  per  share  is  not  presented  where  the  effects  of  various conversions  and  exercise  of  options  and  warrants  would  be  anti-dilutive.  Shares  held  in  escrow,

other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(8)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

2.

Significant Accounting Policies (Cont’d)

m)   Financial instruments

The   Company   follows   Canadian   Institute   of   Chartered   Accountants   (“CICA”)   Sections   3855,

“Financial  Instruments  –  Recognition  and  Measurement”  and  Section  3856,  “Hedges”.  Section

3855  prescribes  when  a  financial  instrument  is  to  be  recognized  on  the  balance  sheet  and  at  what amount.  Under  Section  3855,  financial  instruments  must  be  classified  into  one  of  five  categories:

held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial  liabilities.  All  financial  instruments,  including  derivatives,  are  measured  at  the  balance

sheet   date  at  fair  value  except  for  loans  and  receivables,  held-to-maturity  investments,  and  other financial liabilities which are measured at amortized cost.

The  Company’s  financial  instruments  consist  of  cash,  interest  receivable,  due  from  (to)  related parties,  advances  to  equity  accounted  investee, accounts  payable,  shares  subscription  payable  and  a

financial  instrument  liability.   The  carrying  values  of  these  financial  instruments  approximate  their fair value unless otherwise noted.

Cash  is  measured  at  face  value,  representing  fair  value,  and  classified  as  held-for-trading.   Interest

receivable,   due   from   related   parties,   and   advances   to   equity   accounted   investee,   which   are

measured  at  amortized  cost,  are  designated  as  loans  and  receivables.    Accounts  payable,  due  to

related  parties  and  shares  subscription  payable  are  measured  at  amortized  cost  and  designated  as

other  financial  liabilities.    The  financial  instrument  liability,  which  is  measured  at  fair  value,  is classified as held-for-trading.

The Company does not use any hedging instruments.

n)    Comprehensive income (loss)

The  Company  follows  the CICA  Section  1530,  “Comprehensive  Income”.  Section  1530  establishes standards  for  the  reporting  and  presenting  of  comprehensive  income  (loss)  which  is  defined  as  the change  in  equity  from transactions  and  other  events  from  non-owner  sources.  Other  comprehensive income (loss) refers to items recognized in comprehensive income (loss) that are excluded from net income (loss).

o)    Newly adopted standards

On  May  1,  2008,  the  Company  adopted  new  CICA  accounting  standards  related  to  accounting changes,  capital  disclosures,  financial  instruments  –  presentation  and  disclosure,  going  concern  and

credit  risk.    These  standards  were  adopted  on  a  prospective  basis  and  are  primarily  related  to disclosures.  There  were  no  adjustments  recorded  to  opening  balance  sheet  items  or  deficit  as  a result of the adoption of these standards.

(9)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

2.

Significant Accounting Policies (Cont’d)

o)    Newly adopted standards (Cont’d)

Accounting Changes – CICA Handbook Section 1506

This  standard  establishes  criteria  for  changes  in  accounting  policies,  accounting  treatment  and

disclosure   regarding   changes   in   accounting   policies,   estimates   and   corrections   of   errors.   In

particular,  this  section  allows  for  voluntary  changes  in  accounting  policies  only  when  they  result  in

the  financial  statements  providing  reliable  and  more  relevant  information.    This  section  requires

changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosure – CICA Handbook Section 1535

This   section   specifies   the   disclosure   of   (i)   an   entity’s   objectives,   policies   and   processes   for

managing  capital;  (ii)  quantitative  data  about  what  the  entity  regards  as  a  capital;  (iii)  whether  the

entity   has   not   complied   with   any   capital   requirements;   and   (iv)   if   it   has   not   complied,   the

consequences   of   such   noncompliance.   The   Company   has   included   disclosures   in   Note   13   as

recommended by this new section.

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These  standards  replaced  CICA  Handbook  Section  3861,  Financial  Instruments  –  Disclosure  and

Presentation.   These  standards  increase  the  disclosures  currently  required,  which  enables  users  to

evaluate   the   significance   of   financial   instruments   for   an   entity’s   position   and   performance,

including   disclosures   about   fair   value.     In   addition,   disclosure   is   required   of   qualitative   and

quantitative   information   about   exposure   to   risks   arising   from  financial   instruments,   including

specified  minimum  disclosures  about  credit  risk,  liquidity  risk,  currency  risk,  interest  rate  risk  and

market  risk.   The  quantitative  disclosures  must  provide  information  about  the  extent  to  which  the entity  is  exposed  to  risk,  based  on  information  provided  internally  to  the  entity’s  key  management

personnel.   This  standard  is  effective  for  the  Company  for  interim  and  annual  periods  relating  to fiscal years beginning on or after May 1, 2008.

In  June  2009,  the  CICA  amended  Section  3862,  Financial  Instruments  –  Disclosures  that  includes additional  disclosure  requirements  about  fair  value  measurements  for  financial  instruments  and liquidity  risk  disclosures.  These  amendments  entail  a  three  level  hierarchy  that  takes  into  account the significance of the inputs used in making the fair value measurements. Additional disclosure has been included in the Company’s consolidated financial statements (See Note 3).

General Standards of Financial Statement Presentation – CICA Handbook Section 1400

In   June   2007,   the   CICA   modified   Section   1400   “General   Standards   of   Financial   Statement

Presentation”  to  require  management  assess  the  Company’s  ability  to  continue  as  going  concern over  a  period  which  is  at  least,  but  not  limited  to,  twelve  months  from  the  balance  sheet  date.  The

Company has included disclosures in Note 1 as recommended by this new section.

(10)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

2.      Significant Accounting Policies (Cont’d)

o)    Newly adopted standards (Cont’d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities – EIC 173

In  January  2009,  the  CICA  approved  EIC  173,  Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and

Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should  be  taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial  liabilities including derivative instruments.

p)    Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will

significantly  affect  financial  reporting  requirements  for  Canadian  companies.    The  AcSB  strategic

plan  outlines  the  convergence  of  Canadian  GAAP  with  IFRS  over  an  expected  five  year  transitional

period.   In  February  2008  the  AcSB  announced  that  2011  is  the  changeover  date  for  publicly-listed

companies  to  use  IFRS,  replacing  Canadian  GAAP.    This  date  is  for  interim  and  annual  financial

statements  relating  to  fiscal  years  beginning  on  or  after  January  1,  2011.   The  Company’s  transition

date of May 1, 2010 will require the restatement for comparative purposes of amounts reported by the

Company  for  the  year  ended  April  30,  2011.   In  July  2008  AcSB  announced  that  early  adoption  will

be  allowed  in  2009  subject  to  seeking  exemptive  relief.    The  Company  is  currently  assessing  the

financial reporting impact of the transition to IFRS and the changeover date.

Business combinations, consolidated financial statements and non-controlling interests

In  January  2009,  the  CICA  issued  Handbook  Sections  1582  –  Business  Combinations,  1601  –

Consolidated  Financial  Statements   and   1602   –   Non-controlling  Interests  which  replace  CICA

Handbook  Sections  1581  –  Business  Combinations  and  1600  –  Consolidated  Financial  Statements.

Section  1582  establishes  standards  for  the  accounting  for  business  combinations  that  is  equivalent to  the  business  combination  accounting  standard  under  International  Financial  Reporting  Standards

(“IFRS”).  Section  1582  is  applicable  for  the  Company’s  business  combinations  with  acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted. Section 1601 together with  Section  1602  establishes  standards  for  the  preparation  of  consolidated  financial  statements.

Section  1601  is  applicable  for  the  Company’s  interim  and  annual  consolidated  financial  statements for  its  fiscal  year  beginning  January  1,  2011.  Early  adoption  of  this  Section  is  permitted.  If  the

Company  chooses  to  early  adopt  any  one  of  these  Sections,  the  other  two  sections  must  also  be adopted at the same time.

Other  accounting  pronouncements  issued  with  future  effective  dates  are  either  not  applicable  or  are not expected to be significant to the consolidated financial statements of the Company.

(11)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

3.      Financial Instruments

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through

expenditures  that  are  denominated  in  US  dollars.    Also,  the  Company  is  exposed  to  the  impact  of

currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities that are denominated in United States dollars:

Advances to

Equity

Related Party

Accounted

Accounts

April 30, 2010

Cash

Receivables

Investee

Payable

$

228

$

13,857

$

585,859

$

15,824

At   April   30,   2010   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by approximately +/- $58,410.

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company  has no significant concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to  invest  any significant  excess  cash  in  investment-grade  short-term  deposit  certificates  issued  by  reputable  financial institutions  with  which  it  keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be remote.  The  Company  periodically  monitors  the  investments  it  makes  and  is  satisfied  with  the  credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.   Management believes

that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they  fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

(12)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

3.    Financial Instruments (Cont’d)

Fair Value Measurement

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments

Disclosures”  requires  disclosure  of  a  three-level  hierarchy  for  fair  value  measurements  based  upon  the significance of inputs used in making fair value measurements as follows:

−      Level 1 – quoted prices in active markets for identical assets or liabilities.

−      Level  2  –  inputs  other  than  quoted  prices  included  in  Level  1  that  are  observable  for  the  asset  or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

−      Level 3 – inputs for the asset or liability that are not based on observable market data.

At  April  30,  2010,  the  levels  in  the  fair  value  hierarchy  into  which  the  Company’s  financial  assets  and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Level 1

Level 2

Cash

$

364

Financial instrument liability

$ 135,816

4.

Common Stock

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At April 30, 2010, Rand owns 217,422 (2009 – 217,422) shares of the Company valued at $43,485 that

have  been  deducted  from  the  total  shares  issued  and  outstanding.   The  value  of  these  shares  has  been

deducted from share capital.

(13)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

4.      Common Stock (Cont’d)

Private placements

On  July  31,  2008,  the  Company  completed  a  private  placement,  whereby  it  issued  1,315,168  units  at  $0.40

per  unit  for  proceeds  of  $526,067.    Each  unit  consisted  of  one  common  share  and  one  non-transferable share purchase warrant, entitling the holder to acquire one additional common share for a period of one year

at  $0.50  per  share  and  at  $0.60  per  share  in  the  second  year.   The  fair  value  of  the  warrants  included  in  the

units  was  estimated  to  be  $0.115  per  warrant  using  the  Black-Scholes  option  pricing  model  using  the

following  assumptions:   risk  free  interest  rate  of  3.10%,  expected  volatility  of  107%,  an  expected  life  of  1

year  and  no  expected  dividends.   The  Company  incurred  finders’  fees  of  $22,212  in  connection  with  this private placement, which are included in share issuance costs.

On  April  1,  2009,  the  Company  completed  a  private  placement,  whereby  it  issued  456,000  units  at  $0.25

per  unit  for  proceeds  of  $114,000.   Each  unit  consisted  of  one  common  share  and  one-half  non-transferable

share  purchase  warrant.    Two  one-half  warrants  entitle  the  holder  to  purchase  one  additional  share  of common stock at a price of $0.35 per share for one year.  The fair value of the warrants included in the units was  estimated  to  be  $0.07  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:

risk  free  interest  rate  of  1.10%,  expected  volatility  of  115%,  an  expected  life  of  1  year  and  no  expected

dividends.   The  Company  incurred  finders’  fees  of  $6,040  in  connection  with  this  private  placement,  which are included in share issuance costs.

On  January  26,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued  1,012,596  units  at

$0.15  per  unit  for  proceeds  of  $151,889.  Each  private  placement  unit  consisted  of  one  common  share  and share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock

at a price of $0.20 per share for one year.   The fair value of the warrants included in the units was estimated

to  be  $0.04  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:    risk  free

interest  rate  of  1.17%,  expected  volatility  of  97%,  an  expected  life  of  1  year  and  no  expected  dividends.

Finders’  fees  of  $7,050  were  paid  in  connection  with  the  private  placement,  which  are  included  in  share issuance costs.

On  March  28,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued  1,643,333  units  at

$0.15  per  unit  for  proceeds  of  $246,500.  Each  private  placement  unit  consisted  of  one  common  share  and share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock

at a price of $0.20 per share for one year.   The fair value of the warrants included in the units was estimated

to  be  $0.03  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:    risk  free

interest  rate  of  0.87%,  expected  volatility  of  99%,  an  expected  life  of  1  year  and  no  expected  dividends.

Finders’  fees  of  $12,068  were  paid  in  connection  with  the  private  placement,  which  are  included  in  share issuance costs.

(14)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

4.

Common Stock (Cont’d)

Stock Options

The  Company  has  implemented  a  stock  option  plan  (the  “Plan”)  to  be  administered  by  the  Board  of

Directors.   Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of  10%  of  the  issued  and  outstanding  common  shares  of  the  Company  at  the  date  the  options  are  granted.

The option price under each option shall be not less than the discounted market price on the grant date.  The expiry  date  of  an  option  shall  be  set  by  the  Board  of  Directors  at  the  time  the  option  is  awarded,  and  shall not be more than five years after the grant date.

These options have the following vesting schedule:

i)

Up  to  25%  of  the  option  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial exercise is referred to as the “First Exercise”.

ii)

The  second  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  First

Exercise; such second exercise is referred to as the “Second Exercise”.

iii)

The  third  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  Second

Exercise; such third exercise is referred to as the “Third Exercise”.

iv)

The  fourth  and  final  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date of the Third Exercise.

v)

The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of

12 months with no more than 25% of the options vesting in any three-month period.

During  the  year  ended  April  30,  2010,  the  Company  recorded  stock-based  compensation  of  $1,348  (2009  -

$90,736) as a general and administrative expense.

On  August  1,  2008,  the  Company  granted  400,000  stock  options  from  the  Plan  to  employees,  directors  and

consultants  exercisable  at  $0.40  per  share,  up  to  August  1,  2013.   The  fair  value  of  options  was  estimated

using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  1.69%,  expected  volatility  of  134%,  an  expected  option  life  of  1  -  5  years  and  no  expected

dividends. The weighted average fair value of options granted was $0.31 per option.   During the year ended

April  30,  2010  the  Company  recognized  $nil  (2009  -  $43,648)  as  stock-based  compensation  in  relation  to this  grant,  with  $46,990  (2009  -  $46,990)  to  be  recognized  in  future  accounting  periods  as  the  options continue to vest.

On  April  22,  2009,  the  Company  granted  375,000  stock  options  from  the  Plan  to  two  directors  and  a

consultant  exercisable  at  $0.21  per  share,  up  to  April  22,  2014.   The  fair  value  of  options  was  estimated

using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  3.19%,  expected  volatility  of  106%,  an  expected  option  life  of  1  -  5  years  and  no  expected

dividends.   The weighted average fair value of options granted was $0.18 per option. During the year ended

April  30,  2010  the  Company  recognized  $nil  (2009  -  $16,502)  as  stock-based  compensation  in  relation  to this  grant,  with  $37,419  (2009  -  $37,419)  to  be  recognized  in  future  accounting  periods  as  the  options continue to vest.

(15)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

4.

Common Stock (Cont’d)

Stock Options (Cont’d)

On  April  19,  2010,  the  Company  granted  50,000  stock  options  from  the  Plan  a  consultant  exercisable  at

$0.21  per  share,  up  to  April  19,  2015.   The  fair  value  of  options  was  estimated  using  the  Black-Scholes option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of  2.74%,

expected  volatility  of  102%,  an  expected  option  life  of  5  years  and  no  expected  dividends.   The  weighted

average fair value of options granted was $0.11 per option. The Company recognized $1,348 as stock-based compensation  in  relation  to  this  grant,  with  $4,044  to  be  recognized  in  future  accounting  periods  as  the options continue to vest.

The following is a summary of options activities during the years ended April 30, 2010 and 2009:

Weighted

average

Number of

exercise

options

price

$

Outstanding at April 30, 2008

1,125,000

0.27

Granted

775,000

0.31

Expired

(375,000)

0.22

Outstanding at April 30, 2009

1,525,000

0.30

Granted

50,000

0.21

Outstanding at April 30, 2010

1,575,000

0.30

Weighted average fair value of options granted during the year ended April 30, 2010

0.11

The following options were outstanding at April 30, 2010:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

October 20, 2010

0.30

750,000

0.47

August 1, 2013

0.40

400,000

3.26

April 22, 2014

0.21

375,000

3.98

April 19, 2015

0.21

50,000

4.97

Options Outstanding

1,575,000

Options Exercisable

393,570

(16)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

4.

Common Stock (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the years ended April 30, 2010 and 2009:

Weighted

average

Number of

exercise

warrants

price

$

Outstanding at April 30, 2008

-

-

Issued

1,543,168

0.56

Outstanding at April 30, 2009

1,543,168

0.56

Issued

2,655,929

0.20

Expired

(228,000)

0.35

Outstanding at April 30, 2010

3,971,097

0.33

The following warrants were outstanding at April 30, 2010:

Expiry Date

Exercise

Number

price

of warrants

$

July 31, 2010

0.60

1,315,168

January 26, 2011

0.20

1,012,596

March 28, 2011

0.20

1,643,333

Warrants Outstanding

3,971,097

5.

Equipment

Accumulated

2010

Cost

Amortization

Net

Computer hardware

$

7,372

$

6,829

$

543

Office furniture and equipment

8,849

6,046

2,803

Total

$

16,221

$

12,875

$

3,346

Accumulated

2009

Cost

Amortization

Net

Computer hardware

$

7,372

$

5,049

$

2,323

Office furniture and equipment

8,849

4,275

4,574

Total

$

16,221

$

9,324

$

6,897

(17)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

6.      Equity Accounted Investee

The  Company’s  investment  in  REGI  has  been  reduced  to  $nil  as  the  Company’s  share  of  past  losses exceeded the carrying value of the investment in REGI.

At  April  30,  2010,  the  Company  is  owed  an  aggregate  of  $585,859  (2009  -  $536,438)  by  REGI.  The amounts owed are unsecured, non-interest bearing and due on demand.

During  the  year  ended  April  30,  2010,  the  Company  recognized  a  gain  of  $142,815  (2009  –  gain  of

$347,099) relating to the sale of 621,725 (2009 – 1,394,608) of shares of REGI by the Company and Rand.

7.

Dilution Gain

During  the  year  ended  April  30,  2008,  prior  to  the  de-consolidation,  REGI  issued  shares  to  third  parties.

These issuances reduced Rand’s interest in REGI, which resulted in a gain on dilution of $228,934.

8.

Related Party Transactions

At  April  30,  2010,  the  Company  is  owed  an  aggregate  of  $28,455  (2009  -  $19,537)  by  related  parties  and

owed  an  aggregate  of  $146,741  (2009  -  $nil)  to  related  parties.   The  amounts  owed  are  unsecured,  non-

interest  bearing  and  due  on  demand.    These  parties  are  companies  that  the  President  of  the  Company controls or significantly influences.

During  the  year  ended  April  30,  2010,  $nil  (2009  -  $5,431)  in  professional  fees  were  incurred  with  a  law firm of which a partner of the law firm is an officer and director of the Company.

During  the  year  ended  April  30,  2010,  rent  of  $10,181  (2009  -  $13,903)  incurred  with  a  company  having common officers and directors.

During  the  year  ended  April  30,  2010,  management  fees  of  $32,500  (2009  -  $30,000)  were  paid  to  a company having common officers and directors.

During  the  year  ended  April  30,  2010,  research  and  development  costs  of  $63,300  (2009  -  $38,465)  were paid to a company having common officers and directors.

During  the  year  ended  April  30,  2010,  administrative  fees,  included  in  miscellaneous  office  expenses,  of

$7,902  (2009  -  $14,598),  consulting  fees  of  $nil  (2009  -  $9,967)  and  management  and  directors’  fees  of

$22,200 (2009 - $20,050) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

(18)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

9.

Commitments

a)    In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)

A  participating  royalty  is  to  be  paid  based  on  5%  of  all  net  profits  from  sales,  licenses,  royalties

or  income  derived  from  the  patented  technology,  to  a  maximum  amount  of  $10,000,000.   The

participating  royalty  is  to  be  paid  in  minimum  annual  instalments  of  $50,000  per  year  beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)

Pursuant  to  a  letter  of  understanding  dated  December  13,  1993,  between  the  Company  and  REGI

(collectively    called    the    grantors)    and    West    Virginia    University    Research    Corporation

(“WVURC”),  the  grantors  have  agreed  that  WVURC  shall  own  5%  of  all  patented  technology and  will  receive  5%  of  all  net  profits  from  sales,  licenses,  royalties  or  income  derived  from  the patented technology.

iii)

A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)    The  Company  is  committed  to  fund  50%  of  the  further  development  of  the  Rand  CamTM/Direct  Charge

Engine Technology.

c)    On  June  11,  2009,  the  Company  entered  into  a  lease  agreement  for  one  additional  year  for  a  total  of

$13,185.

10.     Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold  238,000 units at US$0.25  per unit consisting one common share of REGI and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional  share  of  REGI  at  US$0.35 per share expiring November 9, 2010.

During  the  year  ended  April  30,  2009,  Rand  sold  40,000  units  at  US$1.00  per  unit  consisting  of  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at US$1.50 per share expiring May 6, 2013.

During  the  year  ended  April  30,  2009,  Rand  sold  1,264,933  units  at  US$0.25  per  unit  consisting  of  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at US$0.35 per share expiring March 12, 2010.

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   The  proceeds  allocated  to  the  warrants  were

$17,400 (2009 - $125,632) upon issuance.  The fair value of the warrants at the closing date was determined using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  0.24%,  expected  volatility  of  121%,  an  expected  option  life  of  1  year  and  no  expected dividends.

(19)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

10.     Financial Instrument Liability (Cont’d)

Rand’s private sales of REGI shares (Cont’d)

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares  for  total  proceeds  of  $58,877(US$57,050).  These  shares  were  transferred  by  Rand  to  the  purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was  determined  using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average assumptions:  risk  free  interest  rate  of  0.15%,  expected  volatility  of  117%,  an  expected  option  life  of  1  year and no expected dividends.

As at April 30, 2010 the details of the share purchase warrants are as follows:

Closing date of sale

# of warrants

Exercise price

Expiry date

March 27, 2008

80,000

US$   1.50

March 27, 2013

May 6, 2008

40,000

US$   1.50

May 6, 2013

March 12, 2009

894,333

US$   0.35

March 12, 2011

November 9, 2009

238,000

US$   0.35

November 9, 2010

The fair value of the warrants as follows:

Fair value at

Fair value at

Expiry date

April 30, 2010

April 30, 2009

March 27, 2013

$

6,292

$

11,474

May 6, 2013

3,120

5,873

March 12, 2010

-

149,653

March 12, 2011

86,863

-

November 9, 2010

39,541

-

Total

$

135,816

$

167,000

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

30 April 2010

30 April 2009

Expected dividend yield

0.00%

0.00%

Expected stock price volatility

98% - 115%

108% - 118%

Risk-free interest rate

0.38% - 2.42%

0.43% - 0.64%

Expected life of warrants (years)

0.87 – 3.01

0.87 – 4.01

(20)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

10.     Financial Instrument Liability (Cont’d)

Reg Tech’s private sales of REGI shares

On  November  9,  2009,  Reg  Tech  sold  280,000  units  (2009  –  nil  units)  at  $0.25  per  unit  consisting  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at $0.35 per share expiring November 9, 2010.

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   The  proceeds  allocated  to  the  warrants  were

$21,304  (2009  -  $nil)  upon  issuance.   The  fair  value  of  the  warrants  at  the  closing  date  was  determined using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  0.31%,  expected  volatility  of  121%,  an  expected  option  life  of  1  year  and  no  expected dividends.  The  fair  value  of  the  warrants  at  April  30,  2010  was  determined  at  $21,373  using  the  Black-

Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of

0.24%, expected volatility of 121%, an expected option life of 0.53 year and no expected dividends.

As at April 30, 2010 all 280,000 warrants were outstanding.

11.     Income Taxes

Income  tax  expense  differs  from  the  amount  that  would  result  from  applying  the  combined  federal  and

provincial  income  tax  rate  to  earnings  before  income  taxes.   These  differences  result  from  the  following

items:

For the year ended      For the year ended

April 30, 2010

April 30, 2009

$

$

Net loss before income taxes

(476,964)

(423,711)

Combined federal and provincial income tax rate

29.50%

30.50%

Expected income tax recovery

(140,705)

(129,232)

Increase (decrease) due to:

Non-deductible expenses

4,898

23,970

Change in long-term Canadian tax rate and other

25,191

60,663

Expiry of non-capital losses

27,354

70,418

Change in valuation allowance

80,922

52,380

Non-taxable portion of gain

(19,722)

(45,820)

Income tax expense (recovery)

(22,062)

32,379

(21)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

11.     Income Taxes (Cont’d)

The components of future income tax assets are as follows:

2010

2009

$

$

Non-capital losses

678,000

617,000

Intangible assets and other

160,000

141,000

Equipment

50,000

49,000

888,000

807,000

Valuation allowance

(888,000)

(807,000)

Net future income tax asset assets

-

-

The  Company  has  non-capital  losses  of  approximately  $2,712,112  that  may  be  available  to  offset  future income for income tax purposes.  These losses expire as follows:

$

2014

145,129

2015

211,935

2026

402,253

2027

316,606

2028

571,468

2029

711,984

2030

352,737

2,712,112

A  full  valuation  allowance  has  been  recorded  against  the  potential  future  income  tax  assets  as  their utilization is not considered more likely than not.

12.     Restatement

During  the  year  ended  April  30,  2008,  the  Company,  through  its  subsidiary  Rand,  sold  80,000  units  to  a

third  party.   Each  unit  consisted  of  one  REGI  share  and  one  share  purchase  warrant  entitling  the  holder  to

acquire  one  additional  common  share  in  REGI  for  a  period  of  five  years  at  US$1.50  per  share.    The

warrants  are  a  derivate  financial  instrument  and  classified  as  held-for-trading  and  initially  recorded  and

subsequently  measured  at  fair  value.   However,  in  preparation  of  the  consolidated  financial  statements  for the  year  ended  April  30,  2008,  the  Company  did  not  allocate  any  of  the  proceeds  on  this  sale  to  the warrants, and the warrants were not subsequently measured at fair value.

(22)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

12.     Restatement (Cont’d)

The  following  presents  the  effect  of  the  previously  issued  consolidated  financial  statements  for  the  year ended April 30, 2008.

Consolidated balance sheet

2008

2008

As previously

reported

Increase

Restated

Financial instrument liability

$

-

$

56,184

$

56,184

Deficit

13,274,814

56,184

13,330,998

Consolidated statement of operations

2008

2008

As previously

Increase

reported

(Decrease)

Restated

Gain on sale of investee’s shares

$

292,149

$

(30,798)

$

261,351

Unrealized gain (loss) on financial

instrument liability

-

(25,386)

(25,386)

Net and comprehensive loss

480,145

56,184

536,329

13.     Capital Management

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue as  a  going  concern  in  order  to  pursue  the  development  of  its  technologies  and  to  maintain  a  flexible

capital   structure   for   its   projects   for   the   benefit   of   its   stakeholders.   As   the   Company   is   in   the

development stage, its principal source of funds is from the issuance of common shares.

In  the  management  of  capital,  the  Company  includes  the  share  capital  as  well  as  cash,  receivables,

related party receivables and advances to equity accounted investee.

The  Company   manages  the  capital  structure  and  makes   adjustments   to   it   in   light  of   changes   in

economic  conditions  and  the  risk  characteristics  of  the  underlying  assets.  To  maintain  or  adjust  the capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust the amount of cash and short-term investments.

The  Company  expects  its  capital  resources,  which  include  a  share  offering  and  the  sale  of  investee shares  and  warrants,  will  be  sufficient  to  carry  its  research  and  development  plans  and  operations through its current operating period.

The  Company  is  not  subject  to  externally  imposed  capital  requirements  and  there  were  changes  in  its approach to capital management during the year ended April 30, 2010.

(23)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

14.     Subsequent Events

Convertible Debenture

On  June  1,  2010,  the  Company  issued  a  convertible  debenture  for  total  proceeds  of  $50,000  which  bears interests  at  8%  per  annum  payable  monthly,  is  unsecured  and  due  one  year  from  date  of  issuance.  The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common  stock  at  a  price  of  $0.20  per  share.  The  Company  has  the  option  to  repay  principal  and  accrued interest before the due date with 30 days’ notice.

Asset Transfer Agreement

On  July  20,  2010  the  Company  signed  an  asset  transfer  agreement  with  its  newly  incorporated  subsidiary

Minewest  Silver  and  Gold  Inc.  (“Minewest”),  a  private  company  incorporated  in  British  Columbia  for acquiring  and  exploring  mineral  properties.  In  accordance  with  the  agreement  the  Company  transfers  its

100%  ownership  in  its  undivided  50%  interest  in  33 mining  claims  situated  in  the  Tootsee  River  area  in  the

Province of British Columbia for following consideration:

-      Cash payment of $25,000 on or before August 15, 2010 (paid);

-      Issuance of 8,000,000 shares of Minewest voting common shares.

Warrants expired

1,315,168 warrants of the Company exercisable at $0.60 per share have expired, unexercised.

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”)

These   consolidated   financial   statements   have   been   prepared   in   accordance   with   Canadian   generally

accepted  accounting  principles  (Canadian  GAAP).   A  description  of  US  GAAP  and  practices  prescribed  by the  US  Securities  and  Exchange  Commission  (collectively  US  GAAP)  that  result  in  material  measurement differences from Canadian GAAP are as follows:

a)      Development Stage Company

Pursuant  to  US  GAAP,  the  Company  would  be  subject  to  the  disclosure  requirements  applicable  to  a development  stage  enterprise  as  the  Company  is  devoting  its  efforts  to  establishing  commercially viable  products.  However,  the  identification  of  the  Company  as  such  for  accounting  purposes  does  not impact the measurement principles applied to these financial statements.

b)      Gain on Sale of Shares Issued by Subsidiary

Under Canadian GAAP, the Company recorded a gain on the issuance of shares by a subsidiary outside the  consolidated  group.  Under  US  GAAP,  these  issuances  of  shares  are  treated  as  equity  transactions pursuant to SAB Topic 5.H – “Accounting for Sales of Stock by a Subsidiary”.

(24)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

c)      Donated Capital

Under US GAAP, the Company recognizes the value of services provided by management at no charge to the Company as donated capital. Under Canadian GAAP, no amount is recognized.

d)      Recent Accounting Pronouncements

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification  and

the  Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB  Statement  No.

162”.   Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”  (“Codification”)  will

become  the  source  of  authoritative  US  GAAP  to  be  applied  by  nongovernmental  entities.   Rules  and

interpretive  releases  of  the  Securities  and  Exchange  Commission  (“SEC”)  under  authority  of  federal securities  laws  are  also  sources  of  authoritative  GAAP  for  SEC  registrants.  The  Codification  became effective  for  financial  statements  issued  for  interim  and  annual  periods  ending  after  September  15,

2009.   On the effective date, the Codification will supersede all then-existing non-SEC accounting and reporting  standards.  All  other  non-grandfathered  non-SEC  accounting  literature  not  included  in  the

Codification  will  become  non-authoritative.  The  Company  changed  the  Company’s  references  to  U.S.

GAAP accounting standards but did not impact the Company’s results of operations, financial position or cash flows.

In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division

of  Corporation  Finance  announced  the  release  of  Staff  Accounting  Bulletin  (SAB)  No.  112.  This  staff accounting  bulletin  amends  or  rescinds  portions  of  the  interpretive  guidance  included  in  the  Staff

Accounting  Bulletin  Series  in  order  to  make  the  relevant  interpretive  guidance  consistent  with  current authoritative  accounting  and  auditing  guidance  and  Securities  and  Exchange  Commission  rules  and regulations.  Specifically,  the  staff  is  updating  the  Series  in  order  to  bring  existing  guidance  into

conformity   with   recent   pronouncements   by   the   Financial   Accounting   Standards   Board,   namely,

Statement  of  Financial  Accounting  Standards  No.  141  (revised  2007)  (ASC  Topic  805),  Business

Combinations,  and  Statement  of  Financial  Accounting  Standards  No.  160  (ASC  Topic  810),  Non-

controlling Interests in Consolidated Financial Statements. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they  published as bearing the Commission's official approval. They  represent interpretations and practices  followed by  the Division of Corporation

Finance  and  the  Office  of  the  Chief  Accountant  in  administering  the  disclosure  requirements  of  the

Federal securities laws.

In   April   2009,   an   update   was   made   to   the   FASB   ASC   820,   “Fair   Value   Measurements   and

Disclosures”,  that  provides additional  guidance  for  estimating  fair  value  when  the  volume  and  level  of

activity  for  the  assets  or  liability  have  significantly  decreased.   This  update  is  effective  for  interim and

annual  periods  ending  after  June  15,  2009  with  early  adoption  permitted  for  periods  ending  after

March  15,  2009.   The  adoption  of  this  guidance  did  not  impact  the  Company’s  results  of  operations,

financial position or cash flows.

(25)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

d)      Recent Accounting Pronouncements (continued)

In  April  2009,  an  update  was  made  to  FASB  ASC  825,  “Financial  Instruments”,  which  requires  a

publicly   traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments

whenever  it  issues  summarized  financial  information  for  interim  reporting  periods.    This  update  is

effective  for  interim  reporting  periods  ending  after  June  15,  2009,  with  early  adoption  permitted  for

periods  ending  after  March  15,  2009.   The  adoption  of  this  guidance  did  not  impact  the  Company’s results of operations, financial position or cash flows.

In  May  2009,  the  FASB  announced  the  issuance  of  FASB  ASC  855,  “Subsequent  Events”,  formerly

referenced  as  SFAS  No.  165,  Subsequent  Events.    FASB  ASC  855  should  not  result  in  significant

changes  in  the  subsequent  events  that  an  entity  reports.    Rather,  FASB  ASC  855  introduces  the

concept  of  financial  statements  being  available  to  be  issued.    Financial  statements  are  considered

available  to  be  issued  when  they  complete  in  a  form  and  format  that  complies  with  generally  accepted

accounting  principles  (GAAP)  and  all  approvals  necessary  for  issuance  have  been  obtained.    The

Company has already adopted this policy and its full disclosure is included in Note 14.

e)      The net loss for the years ended April 30, 2010, 2009 and 2008 and deficit accumulated during the development stage as determined under U.S. GAAP is as follows:

2010

2009

2008

(Restated –

Note 12)

$

$

$

Net income (loss), as determined under Canadian GAAP

(454,902)

(456,090)

(536,329)

Gain due to ownership of new assets resulting from subsidiary shares issued

-

-

(228,934)

Donated services

(161,071)

(171,705)

(153,440)

Net loss, as determined under U.S. GAAP

(615,973)

(627,795)

(918,703)

Loss per share, weighted average basis (excluding escrowed

shares) under US GAAP

(0.02)

(0.03)

(0.04)

Deficit accumulated during the development stage, as

determined under U.S. GAAP

Beginning of year

(22,355,988)

(21,728,193)

(20,809,490)

Loss for the year

(615,973)

(627,795)

(918,703)

End of year

(22,971,961)

(22,355,988)

(21,728,193)

(26)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the years ended April 30, 2010 and 2009

15.     Reconciliation of United States and Canadian Generally Accepted Accounting Principles (“US GAAP

and “Canadian GAAP”) (Cont’d)

f)

Material effects of the different generally accepted accounting principles on the Company’s balance sheet as at April 30, 2010 and 2009 are as follows:

2010

2009

$

$

Donated capital, under Canadian GAAP

-

-

Donated services

1,592,736

1,431,665

Donated capital, under U.S. GAAP

1,592,736

1,431,665

Contributed surplus, under Canadian GAAP

2,115,568

2,115,568

Gain due to ownership of net assets resulting from subsidiary shares issued

7,137,235

7,137,235

Contributed Surplus, under U.S. GAAP

9,252,803

9,252,803

Deficit, ending balance, under Canadian GAAP

14,241,990

13,787,088

Deficit, under U.S. GAAP

22,971,961

22,355,988

Net increase to deficit, under U.S. GAAP

8,729,971

8,568,900

g)      There are no differences to the statement of cash flows under Canadian GAAP and U.S. GAAP.

(27)